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                               July 25, 2023

       Lin Li
       Chief Executive Officer
       Northann Corp.
       9820 Dino Drive, Suite 110
       Elk Grove, CA 95624

                                                        Re: Northann Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed July 14, 2023
                                                            File No. 333-273246

       Dear Lin Li:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Exhibits

   1.                                                   Refer to Exhibit 23.1.
We note your revisions made in response to prior comment 3.
                                                        Please further revise
to clarify in the first sentence of the first paragraph that the auditors consent to the
inclusion of their report dated March 31, 2023, with the exception to Notes
                                                        16 and 18 for which the
date is July 14, 2023. The current disclosures states the
                                                        incorporation of
reference of their report dated July 14, 2023. Also, please ensure the consent refers to the
correct amended filing on Form S-1, as we note the current disclosure states Amendment No. 6
to the Form S-1.

   2. We note your response to our previous comment 4 and reissue in part. The first paragraph on the page preceding
the signature page of the opinion appears to include an
 Lin Li
Northann Corp.
July 25, 2023
Page 2
      impermissible limitation on reliance. Please file a revised opinion.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameLin Li
                                                            Division of
Corporation Finance
Comapany NameNorthann Corp.
                                                            Office of
Manufacturing
July 25, 2023 Page 2
cc:       Jason Ye
FirstName LastName